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Exhibit 4.5

BIOVAIL CORPORATION

EXECUTIVE EMPLOYMENT AGREEMENT

THIS AGREEMENT made as of the 7th day of October, 2004.

BETWEEN:

Biovail Corporation
(hereinafter called the "Corporation")

OF THE FIRST PART

- and -

Douglas John Paul Squires
(hereinafter called the "Executive")

OF THE SECOND PART

        WHEREAS the Corporation, and the Executive wish to enter into this Employment Agreement which provides, among other things, that the Executive devote substantially all his time and attention during normal business hours to the performance of his duties hereunder upon the terms and conditions hereinafter set forth;

        NOW THEREFORE IN CONSIDERATION of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency whereof is hereby acknowledged, the parties hereto agree as follows:

ARTICLE ONE—GENERAL DUTIES AND TERM

Employment Services

1.01    The Corporation hereby engages the Executive to perform the services described in Schedule A attached hereto and the Executive agrees to provide such services on the terms and conditions as herein provided. Except as otherwise set forth herein, this Agreement supersedes all existing oral or written agreements between the Corporation and the Executive.

General Duties and Obligations of Executive

1.02    The Executive:

  (a)
  shall well and faithfully serve the Corporation to the best of his ability;

CONFIDENTIAL TREATMENT REQUESTED
CONFIDENTIAL TREATMENT REQUESTED: INFORMATION FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED IS OMITTED AND IS NOTED WITH "**".

AN UNREDACTED VERSION OF THIS DOCUMENT HAS BEEN FILED
SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

  (b)
  acknowledges that his employment by the Corporation shall, unless otherwise mutually agreed to in writing, be his only occupation and that he will devote substantially all his working time and attention during normal business hours to the performance of his duties and the observing of all reasonable instructions given to the Executive;

  (c)
  shall reasonably use his best efforts to promote the success of the business of the Corporation (the "Business") now or hereafter conducted by the Corporation; and

  (d)
  shall not engage in any activity during normal working hours that would impair his ability to perform his duties or that will put the Executive in conflict with respect to such duties.

Term of Agreement

1.03    This Agreement shall continue in full force and effect indefinitely and until terminated by either the Executive or the Corporation pursuant to the terms hereof.

ARTICLE TWO—TERMINATION AND RESIGNATION

I    Termination by the Corporation

A    Without Just Cause

2.01    a)    During the term of this Agreement, the Corporation may terminate the Executive's employment without just cause at any time upon the payment by the Corporation to the Executive of an amount (the "Severance Payment") equal to 24 months' (the "Severance Period") base salary, and including the vesting during the Severance Period of any unvested options or the payment of any other amounts or benefits. (For greater certainty and by way of example, if the Executive is terminated on January 1, the Executive would not be entitled to receive any further grant of options but would be entitled to have vested during the ensuing Severance Period any previously granted but unvested options which would have otherwise vested during the Severance Period.) The Executive shall be under no obligation to seek other employment or otherwise mitigate his lost employment during the Severance Period. In the event the Executive secures other employment during the Severance Period there shall be no adjustments in the payments hereunder. The Executive shall be entitled to be considered, in good faith, for a bonus for the period of his employment during the calendar year when he is terminated without just cause.

        During the period consisting of the earlier of the duration of the Severance Period and the Executive's commencing alternate employment, the Executive shall continue to remain on the Corporation's medical and dental plans (provided that such is allowed by the provider of such benefits; provided further that if the plan does not allow for such continuation, the Corporation will pay to the Executive the value thereof). Following the expiration of the Executive's benefits, the Executive shall have the right to apply for the COBRA benefits.

2.01    b)    The Executive may terminate his employment with the Corporation, which termination shall be deemed to be a termination by the Corporation without just cause, entitling Executive to receive the severance and other benefits set forth in Section 2.01 a) above, upon the occurrence of any of the following events:

  (i)
  any permanent assignment to the Executive of any duties which are materially inconsistent with the Executive's position as Chief Executive Officer in accordance with the duties and functions set out in Schedule "A" hereto and pursuant to the Limits of Authority to be determined by the Executive and the Corporation' Board of Directors. A period longer than three months shall be deemed to be permanent for the purpose of this subparagraph; or,

  ii)
  any material and permanent reduction by the Corporation in the Executive's authority, responsibilities (including reporting responsibilities) or status as set out in Schedule "A" hereto and as contained in the Limits of Authority to be determined by the Executive and the

    Corporation's Board of Directors. A period longer than three months shall be deemed to be permanent for the purpose of this subparagraph;

  (iii)
  any reduction by the Corporation of your salary, benefits or any other form of remuneration, taken as a whole, other than in the course of a general reduction to all members of the senior management (whose compensation is reviewed and determined by the Corporation's Compensation Committee) or any failure by the Company to increase your salary, benefits or any other form of remuneration payable by the Corporation, in a manner consistent (both as to frequency and percentage increase) with other members of senior management of the Corporation; or

  (iv)
  unless applied to other members of the senior management (whose compensation is reviewed and determined by the Corporation's Compensation Committee) any failure by the Corporation to continue in effect any benefit, bonus, profit sharing, incentive, remuneration or compensation plan, stock ownership, stock option or stock purchase plan, pension plan or retirement plan in which you are participating or entitled to participate in as of the date hereof or the Corporation taking any action or failing to take any action that would adversely and materially affect your participation in or reduce your rights or benefits under or pursuant to any such plan, without in any of the foregoing events providing alternative rights or benefits of reasonably equivalent value, or the Corporation failing to increase or improve such rights or benefits on a basis consistent with other members of senior management of the Corporation.

2.01 c)    Change of Control

          (i)    Upon a Change of Control, the Corporation shall provide to the Executive, (A) the total Severance Payment of 24 months base and bonus within 30 days of the closing of such Change in control transaction and, (B) any unvested options held by Executive shall have their vesting accelerated in full so as to become one hundred percent (100%) vested and immediately exercisable in full as of the date of closing of such Change of Control transaction. In addition, the Executive shall be entitled to a full vesting of all options due to be granted to the Executive during the twelve (12) months following the public announcement of the Change of Control transaction, which options shall be deemed to have been priced at the same price as those in the immediately preceding year. The vesting of these latter options shall vest immediately upon the closing of the Change of Control transaction but shall be exercisable as to 33% on that date, 33% on the first anniversary of the closing of the Change of Control transaction and the remainder on the second anniversary of the closing of the Change of Control transaction. Notwithstanding the staggered schedule for the exercise of the options described in the immediately preceding sentence, in the event that the Executive's employment ceases prior to the second anniversary of the closing of the Change of Control transaction, all unexercised options shall be immediately exercisable by the Executive upon his cessation of employment. The surviving Corporation may decide in its sole discretion whether to continue the Executive's employment with the Corporation. However, it is agreed that the Executive's resignation or termination effected within six months from the closing of the Change of Control transaction shall be deemed to have been made as a result of the Change of Control. In the event that the Executive is terminated by, or resigns from, the surviving corporate entity six months after the Change in Control transaction the Executive shall not be entitled to any further compensation.

          (ii)   For the purposes of this Agreement, "Change of Control" means:

      (A)
      the lease, exchange, license, sale or other similar disposition of all or substantially all of the assets of the Corporation in one transaction or a series of related transactions; or

      (B)
      with the approval of the stockholders of the Corporation, a merger, amalgamation, reorganization, plan of arrangement, consolidation or other similar transaction (hereinafter collectively a "Merger"), in a single transaction or a series of related transactions, the result of which Merger is that the individuals or entities acquiring voting securities of the Corporation pursuant to such Merger hold, directly or indirectly, more than 50% of the outstanding shares of the resultant Corporation; or

      (C)
      the acquisition of more than 50% of the voting securities of the Corporation by any person(s) or entity (other than Eugene Melnyk or any of his affiliates), pursuant to a tender offer or similar transaction and Eugene Melnyk is no longer Chairman of the Corporation.

        In the event any payments or benefits made to the Executive upon a change of control are deemed "excess parachute payments" within the meaning of Section 280G of the U.S. Internal Revenue Code, and the Executive is subject to excise tax under Section 4999 of the U.S. lnternal Revenue Code (the "Excise Tax") with respect to such payments, the Executive shall receive, in addition to any other payments and benefits to which he is entitled under the Agreement, an amount which. after imposition of any income, employment, excise or other taxes on such amount (including any income, employment, excise or other taxes paid on any amount due under this Section), equals the difference between the amount he actually receives after payment of all taxes including all Excise Tax and the after-tax amount he would receive if no Excise Tax were imposed on him.

B    With Just Cause

2.02    The Corporation may terminate the Executive's employment without notice and without any severance or other remuneration save for salary actually earned to the date of such termination where the Executive's employment is terminated with just cause. Without limiting the generality of the foregoing, just cause shall be deemed to include the following:

  (a)
  where the Executive has been convicted of any criminal offence involving moral turpitude;

  (b)
  upon the Executive's commission of gross or continuing material negligence or serious or willful misconduct in the performance of his duties (other than acts of fraud or misappropriation addressed in subsection (c) below); provided that the Executive shall first be given 30 days written notice to cure or rectify such gross or continuing negligence;

  (c)
  upon the Executive's misappropriation of the Company's assets or funds or the commission by the Executive of an act of fraud upon the Company;

  (d)
  upon the Executive's failure to comply in any material way with any of the provisions of this Agreement; provided that the Executive shall first be given 30 days written notice to cure or rectify such material failure; or

  (e)
  upon a breach of a material term in the Executive's Confidentiality Agreement (as hereinafter defined); or

  (f)
  for any other reason that, at law, shall amount to just cause.

C.    Other Causes for Termination

2.03    In addition to the above, the Executive's employment shall also be terminated without notice and without any severance or other remuneration upon:

  (a)
  the voluntary resignation or retirement of the Executive (other than pursuant to Article 2.01(b) above); or

  (b)
  illness, disease, physical or mental incapacity which render the Executive generally incapable of performing his duties or unfit to advance or represent the good business name of the Corporation on a daily basis for a period of twelve (12) consecutive months and within such twelve (12) months, the Executive fails to produce to the Corporation a medical opinion indicating a reasonable time for the return of the Executive to the full-time assumption of his past duties and responsibilities. Nothing herein is intended to circumvent or abridge the Corporation's short-term and long-term disability policies.

II    Executive Resignation

D.    Resignation

2.04    In the event that the Executive wishes to resign from the Corporation, the Executive agrees to provide to the Corporation ninety (90) days' prior written notice of such intention to resign (the "Resignation Period") and the Corporation, may at its discretion, determine whether the Executive's resignation shall take effect on the date of such notice or at an earlier time, in which latter case, the Corporation shall pay to the Executive, in a lump sum, to the end of the Resignation Period, and shall further continue to provide to the Executive all benefits including the vesting of all options and the accrual of bonus during the Resignation Period.

ARTICLE THREE—REMUNERATION

Remuneration

3.01    A.    Salary.    For services to be rendered hereunder, the Executive shall receive an annual base salary as set forth in Schedule B attached hereto. The Executive will be considered annually for increases in base salary in accordance with Corporation policy and subject to review and approval by the Chairman of the Board of Directors and the Compensation Committee of the Board, as appropriate.

           B.    Bonus.    The Executive shall be eligible to a bonus as more particularly described in Schedule B, hereto. Any bonus is subject to the approval of Chairman of the Corporation and, the Compensation Committee. The Corporation retains the authority to review, grant, deny or revise any bonus in its sole discretion. The target level of such bonus is set forth in Schedule B attached hereto.

Expenses

3.02    The Executive shall be reimbursed for reasonable out of pocket business expenses, including travel and entertainment expenses actually and properly incurred by the Executive in the course of performing his services hereunder, upon furnishing to the Corporation reasonable supporting statements and vouchers provided that where, in any financial year, the Corporation has provided to the Executive an approved budget, such expenses must not exceed the amount so budgeted without the prior written approval from the Corporation.

Vacation

3.03    The Executive shall be entitled to paid vacation and vacation entitlement as more particularly described in Schedule 8, hereto.

Group Life and Health Benefits

3.04    Group Life and Health Benefits shall be provided to the Executive in accordance with the Corporation's Group Life and Health Benefits Plan and policies, a copy of which has been provided to the Executive, as these apply to Senior Executives.

Stock Option Program

3.05    The Executive shall be eligible to receive stock options as more particularly described in Schedule "B", hereto.

ARTICLE FOUR—EXECUTIVE'S OBLIGATIONS

Confidentiality

4.01    The Executive agrees to be bound by the terms of the confidentiality agreement (the "Confidentiality Agreement") dated the date hereof, which Confidentiality Agreement has been read, understood and executed by the Executive and is attached hereto as Schedule C and which is incorporated by reference into this Agreement.

Non-Competition

4.02    The Executive acknowledges that the Corporation currently conducts Business activities in North America, Ireland, Barbados and Puerto Rico (the "Territory"). The Executive further acknowledges that, in the future, the Business activities are expected to substantially expand territorially. Accordingly, the Executive hereby agrees and covenants that he shall not during the term of this Agreement and for a period of one (1) year thereafter, directly or in any manner whatsoever, including without limitation, either individually, in partnership, jointly or in conjunction with any other individual, partnership, corporation, unincorporated organization, trust, joint venture, the Crown or any agency or instrumentality thereof of any juridical entity (a "Person"), in the Territory (excluding, as applicable, any portions of the Territory in which the Corporation is no longer carrying on business at the relevant time) or in any other regions or countries where the Corporation may be carrying on business at the relevant time:

  (a)
  carry on, be engaged in, take part in or be a party to any undertaking, directly or indirectly; or

  (b)
  consult, advise, render services to, lend money, guarantee the debts or obligations of or permit the use of his name or any part thereof by any Person who carries on a business;

that actively competes, or that intends to actively compete in the future, with the business of the Corporation.

        For the purposes of this Section 4.02, as of the date of this Agreement, a Person shall be defined as ** and any of their affiliates and subsidiaries. It is acknowledged that this list of Persons may change from time to time with the expansion, contraction and/or consolidation of the pharmaceutical industry. Accordingly, the Corporation shall issue to the Employee an amended list of Persons from time to time, as warranted.

        During the continuance of his employment, the Executive shall not (other than solely as a holder of not more than three per cent (3%) of the issued and outstanding voting shares of any public corporation or as a shareholder of the Corporation, without the written approval of the board of directors of the Corporation, directly or indirectly, either individually or in partnership or in conjunction with any Person or Persons, firm, association, syndicate, company or corporation as principal, agent, director, manager, servant, shareholder or in any other manner whatsoever) carry on or be engaged in or be concerned with or interested in any business or vocation whatsoever which would be reasonably judged to be competitive to the Business or would impede the Executive in performing his duties as outlined herein.

Solicitation and Hiring

4.03    The Executive hereby covenants and agrees that he shall not during the term of this Agreement and for a period of eighteen (18) months thereafter, either directly or indirectly, solicit or endeavour to solicit from the Corporation's employees, customers or suppliers for the pharmaceutical compounds used by Biovail, and shall not for a period of 18 months from the end of the term of this Agreement hire any of the foregoing on his own behalf or on behalf of any entity for which the Executive is hired or retained.

Role of CEO

4.04    The Executive acknowledges that he will fully abide by the provisions of this Article 4.

Injunctive Relief

4.05    The Executive acknowledges and agrees that the agreements and covenants in this Article Four are essential to protect the business and goodwill of the Corporation and that a breach by the Executive of the covenants I in Sections 4.01, 4.02 and 4.03 hereof could result in irreparable harm to the Corporation for which the Corporation could not be adequately compensated in damages and that, accordingly, the Corporation may have no adequate remedy at law if the Executive breaches such provisions. Consequently, if the Executive breaches any of such provisions, the Corporation shall have, in addition to and not in lieu of, any other rights and remedies available to it under any law or in equity, the right to obtain injunctive relief to restrain any breach or threatened breach thereof and to have such provisions specifically enforced by any court of competent jurisdiction.

Severability of Covenants in Full or in Part

4.06    The parties acknowledge that the provisions of Article Four hereof (the "Restrictive Covenants") are reasonable and valid in geographic and temporal scope and in all other respects. If any court of competent jurisdiction determines that any of the Restrictive Covenants or any part thereof, is or are invalid or unenforceable, the Executive and the Corporation agree that the remainder of the Restrictive Covenants shall not be affected by the deemed invalid portions. If any court of competent jurisdiction determines that any of the Restrictive Covenants or any part thereof is unenforceable because of the duration or geographical scope of such provision, the parties hereto agree that such court shall have the power to reduce the duration or scope of such provision, as the case may be, and in its reduced form such provision shall then be enforceable.

Assignment of IP

4.07    The Executive shall disclose to the Corporation any and all Intellectual Property (as defined in the Confidentiality Agreement) which he may make solely, jointly, or in common with other employees during the term of his employment within the Corporation and which relates to the business. Any Intellectual Property coming within the scope of the Business made and/or developed by the Executive while in the employ of the Corporation, whether or not conceived or made during regular working hours, and whether or not the Executive is specifically instructed to make or develop same, shall be for the benefit of the Corporation and shall be regarded as work made in the course of employment for the purposes of the Copyright Act (Canada) and the equivalent regulations in the United States and/or the State of New Jersey. The Executive shall assign, set over and transfer to the Corporation his entire right, title and interest in and to any and all of the Intellectual Property and to all letters patent and applications for letters patent which may be, or may have been filed and/or issued by or to him or on his behalf and the Executive agrees to execute and deliver to the Corporation any and all instruments necessary or desirable to accomplish the foregoing and, in addition, to do all lawful acts which may be necessary or desirable to assist the Corporation to obtain and enforce protection of the Intellectual Property. To the extent of any rights Executive may have with respect to the Intellectual Property which are not assignable, including but not limited to moral rights, the Executive hereby waives same. The Executive will execute and deliver to the Corporation or its successors and assigns, such other and further assignments, instruments and documents as the Corporation from time to time reasonably may request for the purpose of establishing, evidencing, and enforcing or defending its complete, exclusive, perpetual, and world-wide ownership of all rights, titles, and copyrights, in and to the Intellectual Property, and

        Executive constitutes and appoints the Corporation as agent and attorney-in-fact, with full power of substitution, to execute and deliver such assignments, instruments, documents as Executive may fail to refuse to execute and deliver, this power and agency being coupled with an interest and being irrevocable.

Standards of Business Conduct

4.08    The Executive acknowledges and agrees that he has read and understood and agrees to be bound by the Corporation's Standards of Business Conduct, which is attached hereto as Schedule D.

Human Resources Management

4.09    The Executive acknowledges receipt of the Human Resources Management System and agrees to be bound by all of the terms, policies and procedures contained therein.

No Conflicting Obligations

4.10    The Executive warrants to the Corporation that:

  (a)
  the performance of the Executive's duties as an employee of the Corporation will not breach any agreement or other obligation to keep confidential the Confidential Information of any third party; and

  (b)
  the Executive is not bound by any agreement with or obligation to any third party that conflicts with the Executive's obligations as an employee of the Corporation.

ARTICLE FIVE—INTERPRETATION AND ENFORCEMENT

Sections and Headings

5.01    The parties further acknowledge that if any provision contained in this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect.

5.02    The division of this Agreement into Articles and Sections and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Agreement.

Number

5.03    In this Agreement words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine and neuter genders and vice versa.

Entire Agreement

5.04    This Agreement and all the Schedules hereto constitute the entire Agreement between the parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties with respect thereto. There are no representations, warranties, forms, conditions, undertakings or collateral Agreements, express, implied or statutory between the parties other than as expressly set forth in this Agreement.

Amendments and Waivers

5.05    No amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both parties. No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided in written waiver, shall be limited to the specific breach waived.

Governing Law

5.06    This Agreement shall be deemed to have been made in and shall be construed in accordance with the laws of the State of New Jersey and all legal proceedings contemplated in this Agreement shall be brought in, and be governed by, the laws of the State of New Jersey, without regard to principles of conflicts of law.

Notices

5.07    Any demand, notice or other communication (hereinafter in this section referred to as a "Communication") to be made or given in connection with this Agreement shall be made or given in writing and may be made or given by personal delivery or by registered mail addressed respectively to the recipients:

To the Executive:	Douglas John Paul Squires. ** **
To the Corporation:	7150 Mississauga Road Mississauga, Ontario L5N 8M5
	Attn:	Chairman of the Board of Directors

or such other address or individual as may be designed by notice by either party to the other. Any communication made or given by personal delivery shall be conclusively deemed to have been given on the day of the actual delivery thereof and, if made or given by registered mail, on the third business day following the deposit thereof in the mail. If the party giving any Communication knows or ought reasonably to know of any difficulties with the postal system which might affect the delivery of the mail, any such Communication shall not be mailed but shall be made or given by personal delivery.

Benefit of Agreement

5.08    This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, legal personal representatives, successors and assigns.

Assignment

5.09    The Executive may not assign his or its rights or obligations under this Agreement without the prior written consent of the Corporation which consent may be unreasonably withheld. The Corporation may unilaterally assign this agreement to an affiliate without consent but on notice to the Executive.

Execution of Agreement

5.10    The Executive acknowledges that he has executed this Agreement freely; that he has reviewed his Agreement thoroughly; that he agrees with its contents; that he has been given the opportunity to obtain the benefit of independent legal advice; and that the terms herein are reasonable for the fair protection of both the Executive and the Corporation.

        IN WITNESS WHEREOF the Corporation has executed this Agreement on the 7th day of October, 2004 at Mississauga.

BIOVAIL CORPORATION
Per:	/s/ EUGENE MELNYK

Per:

        IN WITNESS WHEREOF the Executive has executed this Agreement on the 7th day of October 2004 at Mississauga.

SIGNED, SEALED AND DELIVERED in the presence of:
/s/ MARK DURHAM	/s/ DOUGLAS JOHN PAUL SQUIRES

Witness	Douglas John Paul Squires

"SCHEDULE A"

EMPLOYMENT SERVICES

The Executive's title will be: Chief Executive Officer, Biovail Corporation.

The Executive's functions will be commensurate with the above noted title. It is agreed that a full Job Description and Limits of Authority will be developed between the Executive and the Corporation.

"SCHEDULE B"

REMUNERATION AND VACATION

As contained in the Offer Letter dated September 28, 2004, which Offer Letter is not superseded by the terms of this Agreement.

Accelerated Vesting

Notwithstanding any other provision contained in this Agreement, or in any policy of the Company and notwithstanding the Vesting Period, all options granted (but not yet vested) to the Executive shall fully and unconditionally vest immediately upon:

(a)
a "change of control" as defined in Article 2.01 (c) hereof; or

(b)
when the Executive has completed at least ten (10) years of employment with the Corporation and his years of employment plus his age shall equal or exceed seventy (70) ("Seventy Factor") and the Executive is no longer employed with the Corporation. Provided that no vesting shall occur with respect to those options granted to the Executive in the year when the Executive ceases to be employed with the Corporation. For the purpose of clarity, the accelerated vesting herein upon attaining the Seventy Factor shall only occur with respect to those options that have been granted and priced for that year. Furthermore, no vesting shall occur following the Executive's cessation of employment; or

(c)
upon the death of the Executive.

Time of Exercise

Notwithstanding any other provision contained in this Agreement, or in any policy of the Corporation, the Executive shall have, in his sole discretion, one (1) year following the cessation of his employment or following the termination of an agreed upon affiliation with the Corporation within which to exercise any of his unexercised options, provided that his cessation of employment shall occur at, or following, the attainment of the "Seventy Factor". Provided that if the Executive is terminated for just cause, all vested options must be exercised by the Executive within 30 days from the date of termination. Upon the death of the Executive, the Executive's Estate shall have in its sole discretion, one (1) year thereafter within which to exercise any of the Executive's unexercised options.

"SCHEDULE C"

CONFIDENTIALITY AGREEMENT

"SCHEDULE D"

STANDARDS OF BUSINESS CONDUCT

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BIOVAIL CORPORATION EXECUTIVE EMPLOYMENT AGREEMENT
Biovail Corporation (hereinafter called the "Corporation") OF THE FIRST PART - and - Douglas John Paul Squires (hereinafter called the "Executive") OF THE SECOND PART
ARTICLE ONE—GENERAL DUTIES AND TERM
ARTICLE TWO—TERMINATION AND RESIGNATION
ARTICLE THREE—REMUNERATION
ARTICLE FOUR—EXECUTIVE'S OBLIGATIONS
ARTICLE FIVE—INTERPRETATION AND ENFORCEMENT